February 26, 2008

Mail Stop 4561

Mr. Michael J. Cavanagh
Chief Financial Officer
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **RE:** **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
>
> **File No. 1-5805**

Dear Mr. Cavanagh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant